UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:    ☒        Form 40-F:    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:     ☐        No:    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐        No:    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐        No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Publicly-held Company

Corporate Taxpayers’ Registry No.

(CNPJ/MF) 02.558.134/0001-58

Board of Trade (NIRE) No.

3330026253-9

BRASIL TELECOM PARTICIPAÇÕES S.A.

Publicly-held Company

Corporate Taxpayers’ Registry (CNPJ/MF)

No. 02.570.688/0001-70

Board of Trade (NIRE) No.

53.3.0000581-8

TELEMAR NORTE LESTE S.A.

Publicly-held Company

Corporate Taxpayers’ Registry No.

(CNPJ/MF) 33.000.118/0001-79

Board of Trade (NIRE) No.

33300152580

BRASIL TELECOM S.A.

Publicly-held Company

Corporate Taxpayers’ Registry

(CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No.

53.3.0000622-9

Notice to the Market

Tele Norte Leste Participações S.A. and Brasil Telecom Participações S.A. inform their shareholders and the market, that pursuant to the applicable concession agreements and the validation by the National Telecommunications Agency (Agência Nacional de Telecomunicações—ANATEL), their subsidiaries, Telemar Norte Leste S.A. (“Telemar”) and Brasil Telecom S.A. (“Brasil Telecom”) will increase their local fixed-line service tariffs (subscription and transmission tariffs) by 0.98%.

The provisions of the applicable concession agreements that govern the readjustment of these tariffs permit a maximum tariff increase of 0.98% by Telemar and Brasil Telecom, calculated taking into account the increase in the Telecommunication Services Index (Índice de Serviços de Telecomunicações) of 5.07% from May 2008 to June 2009, and the average Factor-X for 2008 and 2009, of 3.90%, which acts to reduce the tariff increase.

Local fixed-line interconnection tariffs (TU-RL) will be increased by 0.98% to R$0.02834 (Telemar) and R$0.03112 (Brasil Telecom), net of taxes.

The new local service tariffs, which will be in effect as of September 14, 2009, are set forth below:

Local Fixed-Line Service – Gross Tariffs (R$ - Rio de Janeiro)	Current Tariff	Adjusted Tariff
Installation Fee	57.07	57.61
Residential Subscription Fee	42.92	43.33
Non-Residential Subscription Fee and Trunk Lines	76.30	77.04
AICE Subscription Fee	25.74	25.99
Local Minute (Basic Plan per Minute)	0.10577	0.10679
VCA (Basic Plan per Minute)	0.21154	0.21359
AICE Call Completion Tariff	0.21154	0.21359
Local Minute (Mandatory Alternative Service Plan)	0.04107	0.04146
VCA (Mandatory Alternative Service Plan)	0.16428	0.16584
Call Completion Tariff (Mandatory Alternative Service Plan)	0.16428	0.16584

The amount of credit to use pay phones will be increased by 0.82% to R$ 0.12250, including taxes.

The VC1, VC2, VC3 and VU-M tariffs will not be adjusted.

The new long-distance service tariffs, which will be in effect as of September 14, 2009, are set forth below:

Long Distance*

Fixed-to-Fixed Long Distance (Km) – R$	Current Tariff	Adjusted Tariff
0 – 50	0.29344	0.24941
50 -100	0.50830	0.48287
100 - 300	0.58527	0.61365
+ 300	0.64204	0.67415

*	Tariffs per minute of long-distance calls in Brazil, from 9:00 a.m. and 12:00 p.m., and from 2:00 p.m. to 06:00 p.m., during weekdays (gross fees – in the State of Rio de Janeiro – non-peak hours).

Rio de Janeiro, September 14, 2009

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer